Exhibit II
to
Schedule 13G
Joint Filing Agreement
The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated October 10, 2011 in connection with their beneficial ownership of Advanced Micro Devices, Inc. Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.

By:	/s/ Wade M. Voigt Wade M. Voigt
Director — Fund Administration

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson Amy Johnson
Chief Operating Officer